UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)*

ELOYALTY CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
290151307
(CUSIP Number)
December 20, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 290151307	13G	Page 2 of 16 Pages

1.	Name of Reporting Person - I.R.S. Identification No(s). of above person(s) (entities only) Sutter Hill Ventures, a California Limited Partnership — 77-0287059

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA, California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,106,922*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,106,922*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,922*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9 10.86%

12.	Type of Reporting Person PN

* - Includes 895,186 shares of Series B Preferred Stock acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2002.

CUSIP No. 290151307	13G	Page 3 of 16 Pages

1.	Name of Reporting Person - I.R.S. Identification No(s). of above person(s) (entities only) Sutter Hill Associates, L.P. — 77-0440210

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA, California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 322,078*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 322,078*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,078*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9 3.16%

12.	Type of Reporting Person PN

* - Includes 322,078 shares of Series B Preferred Stock acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2002.

CUSIP No. 290151307	13G	Page 4 of 16 Pages

1.	Name of Reporting Person - I.R.S. Identification No(s). of above person(s) (entities only) Sutter Hill Entrepreneurs’ Fund (QP), L.P. — 94-3338941

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA, California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 22,474*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 22,474*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,474*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9 0.002%

12.	Type of Reporting Person PN

* - Includes 22,418 shares of Series B Preferred Stock acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2002.

CUSIP No. 290151307	13G	Page 5 of 16 Pages

1.	Name of Reporting Person - I.R.S. Identification No(s). of above person(s) (entities only) Sutter Hill Entrepreneurs’ Fund (AI), L.P. — 94-3338942

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA, California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 8,876*

	6.	Shared Voting Power

	7.	Sole Dispositive Power 8,876*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,876*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9 0.0009%

12.	Type of Reporting Person PN

* - Includes 8,854 shares of Series B Preferred Stock acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2002.

CUSIP No. 290151307	13G	Page 6 of 16 Pages

1.	Name of Reporting Person - I.R.S. Identification No(s). of above person(s) (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 111*

	6.	Shared Voting Power 1,460,350**

	7.	Sole Dispositive Power 111*

	8.	Shared Dispositive Power 1,460,350**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,460,461**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9 14.33%

12.	Type of Reporting Person IN

* - Shares held by David L. Anderson as trustee for The Anderson Living Trust.

** - Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2002.

CUSIP No. 290151307	13G	Page 7 of 16 Pages

1.	Name of Reporting Person - I.R.S. Identification No(s). of above person(s) (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 111

	6.	Shared Voting Power 1,460,350**

	7.	Sole Dispositive Power 111

	8.	Shared Dispositive Power 1,460,350**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,460,461**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9 14.33%

12.	Type of Reporting Person IN

** - Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2002.

CUSIP No. 290151307	13G	Page 8 of 16 Pages

1.	Name of Reporting Person - I.R.S. Identification No(s). of above person(s) (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 111*

	6.	Shared Voting Power 1,460,350**

	7.	Sole Dispositive Power 111*

	8.	Shared Dispositive Power 1,460,350**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,460,461**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9 14.33%

12.	Type of Reporting Person IN

* - Shares held by William H. Younger, Jr. as trustee for The Younger Living Trust.

** - Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2002.

CUSIP No. 290151307	13G	Page 9 of 16 Pages

1.	Name of Reporting Person - I.R.S. Identification No(s). of above person(s) (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 152*

	6.	Shared Voting Power 1,460,350**

	7.	Sole Dispositive Power 152*

	8.	Shared Dispositive Power 1,460,350**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,460,502**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9 14.33%

12.	Type of Reporting Person IN

* - Shares held by Tench Coxe as trustee for The Coxe/Otus Revocable Trust.

** - Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2002.

CUSIP No. 290151307	13G	Page 10 of 16 Pages

1.	Name of Reporting Person - I.R.S. Identification No(s). of above person(s) (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,460,350**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,460,350**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,460,350**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9 14.33%

12.	Type of Reporting Person IN

** - Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2002.

CUSIP No. 290151307	13G	Page 11 of 16 Pages

1.	Name of Reporting Person - I.R.S. Identification No(s). of above person(s) (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 10

	6.	Shared Voting Power 1,460,350**

	7.	Sole Dispositive Power 10

	8.	Shared Dispositive Power 1,460,350**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,460,360**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9 14.33%

12.	Type of Reporting Person IN

** - Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2002.

CUSIP No. 290151307	13G	Page 12 of 16 Pages

1.	Name of Reporting Person - I.R.S. Identification No(s). of above person(s) (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,460,350**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,460,350**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,460,350**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9 14.33%

12.	Type of Reporting Person IN

** - Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2002.

Item 1.
	(a)	Name of Issuer eLoyalty Corporation
	(b)	Address of Issuer's Principal Executive Offices 150 Field Drive, Suite 250 Lake Forest, IL 60045

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 290151307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
	(d)	☐	An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12.
	(b)	Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote:_____________
		(ii)	Shared power to vote or to direct the vote:_____________
		(iii)	Sole power to dispose or to direct the disposition of:_____________
		(iv)	Shared power to dispose or to direct the disposition of:___________
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

See Exhibit A and related pages 2 to 12.  Messrs. Anderson, Baker, Younger, Coxe, Sands, White and Gaither are the managing directors of the general partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and are General Partners of Sutter Hill Associates, L.P., and as such share the voting and disposition powers over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction:  Dissolution of a group requires a response to this item.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Page 13 of 16 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A
Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit A
Item 9.	Notice of Dissolution of Group

Notice of a dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A
Item 10.	Certification

Page 14 of 16 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                We, the undersigned, hereby express our agreement that the attached Schedule 13G/A is filed on behalf of each of us.

Date: February 13, 2002

SUTTER HILL VENTURES, a California Limited Partnership

By:	/s/ G. Leonard Baker, Jr.
Title:	Managing Director of the General Partner

SUTTER HILL ASSOCIATES, L.P.

By:	/s/ G. Leonard Baker, Jr.

Title:	General Partner

*
David L. Anderson

/s/ G. Leonard Baker, Jr.
G. Leonard Baker, Jr.

*
William H. Younger, Jr.

*
Tench Coxe

*
Gregory P. Sands

*
James C. Gaither

*
James N. White

By:	/s/ G. Leonard Baker, Jr.
G. Leonard Baker, Jr., Attorney in Fact

Page 15 of 16 Pages

EXHIBIT A TO SCHEDULE 13G — ELOYALTY CORP.

	Aggregate Number of Shares Beneficially Owned
Name of Originator	Individual	Aggregate
Sutter Hill Ventures, A California Limited Partnership	1,106,922 (1)	1,106,922 (1)
Sutter Hill Associates, L.P.	322,078 (2)	322,078 (2)
David L. Anderson *	111(3)	1,460,461 (4)
G. Leonard Baker, Jr. *	111	1,460,461 (4)
William H. Younger, Jr. *	111(5)	1,460,461 (4)
Tench Coxe *	152(6)	1,460,502 (4)
Gregory P. Sands *	0	1,460,350 (4)
James C. Gaither *	0	1,460,350 (4)
James N. White *	0	1,460,350 (4)
Sutter Hill Entrepreneurs Fund (AI), L.P.	8,876 (7)	8,876 (7)
Sutter Hill Entrepreneurs Fund (QP), L.P.	22,474 (8)	22,474 (8)

The address for all of the above is: 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304

The four (4) partnerships are organized in California, and the individuals are all U.S. citizens and residents.

None of the above have been convicted in any criminal proceedings nor have they been subject to judgements, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

(1)                                  Includes 895,186 shares of Series B Preferred stock acquired December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2001.

(2)                                  Includes 322,078 shares of Series B Preferred stock acquired December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2001.

(3)                                  Shares held by David L. Anderson as trustee for The Anderson Living Trust.

(4)                                  Includes 1,248,536 shares of Series B Preferred stock acquired December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2001.

(5)                                  Shares held by William H. Younger, Jr. as trustee for The Younger Living Trust.

(6)                                  Shares held by Tench Coxe as trustee for The Coxe/Otus Revocable Trust.

(7)                                  Includes 8,854 shares of Series B Preferred stock acquired December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2001.

(8)                                  Includes 22,418 shares of Series B Preferred stock acquired December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after June 20, 2001.

* - The Aggregate column includes individual shares plus partnership shares.  Partnerships are: Sutter Hill Ventures, A California Limited Partnership; Sutter Hill Associates, L.P.; Sutter Hill Entrepreneurs Fund (AI), L.P.; and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial interest in these partnerships’ shares except as to his pecuniary interest in the partnerships.

Page 16 of 16 Pages